Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*
____________________________________________________________________
(Name of Issuer) Agrium Inc
____________________________________________________________________
(Title of Class of Securities) COM
____________________________________________________________________
(CUSIP Number) 008916108
____________________________________________________________________
(Date of Event Which Requires Filing of this Statement) Year-end Reporting

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No.  008916108

 (1) Names of reporting persons...BMO Financial Corp
  I.R.S. Identification Nos. of above persons (entities only)
 51-0275712
--------------------------------------------------------------------

 (2) Check the appropriate box if a member of a group
(a)
(b) x

(3) SEC use only...................................................
--------------------------------------------------------------------
(4) Citizenship or place of organization............................
A Delaware Corporation
--------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
  (5) Sole voting power...4,253,165.................................

  (6) Shared voting power....1,341 *...........................

  (7) Sole dispositive power......8,139,105.......................

  (8) Shared dispositive power....9,846 *......................
--------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person
8,148,951
--------------------------------------------------------------------

* Beneficial ownership of 1,046 shares is specifically disclaimed.
See item 4.


 (10) Check if the aggregate amount in Row (9) excludes certain shares
 (see instructions)..................................................
--------------------------------------------------------------------
(11) Percent of class represented by amount in Row (9)...5.164%.......
---------------------------------------------------------------------
(12) Type of reporting person (see instructions)....HC.............
--------------------------------------------------------------------

Page--of--Pages-----------------------------------------------------
Item 1(a) Name of issuer:

Agrium Inc

    Item 1(b) Address of issuer's principal executive offices:

13131 Lake Fraser Drive
Calgary, AB  T2J 7E8
Canada

    2(a) Name of person filing: BMO Financial Corp
_____________________________________________________________________
    2(b) Address or principal business office or, if none, residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
_____________________________________________________________________
    2(c) Citizenship: A Delaware Corporation
_____________________________________________________________________
    2(d) Title of class of securities: Com
_____________________________________________________________________
    2(e) CUSIP No.: 008916108
_____________________________________________________________________

    Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec. 240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [X] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
 Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
1.
    (a) Amount beneficially owned: 8,148,951
    (b) Percent of class:     5.164%
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote    4,253,165
    (ii) Shared power to vote or to direct the vote 1,341 *
    (iii) Sole power to dispose or to direct the disposition of
    8,139,105
    (iv) Shared power to dispose or to direct the disposition of 9,846 *

* Includes 1,046 shares held in one or more employee benefit plans where Marshall & Isley Trust Company NA, as directed trustee, may be viewed as having voting or dispositive authority in certain situations pursuant to SEC and Department of Labor regulations or interpretations. Pursuant to Rule 13d-4 under the Act, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owners of such securities.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
See Exhibit 2

Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.

BMO Financial Corp is reporting on this Schedule 13G securities held through its subsidiary, Marshall & Ilsley Trust Company, N.A., as trustee for certain employee benefit plans. As a result, participants in the plans are entitled to receive dividends and the proceeds from the sale of such securities. No such person is known to have such an interest relating to more than 5% of the class of subject securities except as follows:

Agrium Inc

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

BMO Financial Corp., a Parent Holding Company,
111 W. Monroe St.
P.O. Box 755
Chicago, Ill 60690

Filing on behalf of the following subsidiaries:

BMO Nesbitt Burns, Inc., a broker-dealer
One First Canadian Place
7th Floor
Toronto, Ontario CANADA
M5X 1H3

Jones Heward Investments Inc., a Parent Holding Company
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

BMO Harris Investment Management Inc., an investment adviser
1 First Canadian Place
9th Floor
Suite 915
Toronto, Ontario CANADA
M5K 1H3

Jones Heward Investment Counsel Inc., an investment adviser
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

BMO Investorline Inc.
FCP
20th Floor
Toronto, Ontario CANADA
M5X 1A1

Jones Heward Funds, Canadian mutual funds
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

The Pension Fund Society of the Bank of Montreal, a Canadian pension fund
Corporate Secretary's Department
First Canadian Place
23rd Floor
Toronto, Ontario CANADA
M5X 1A1

BMO Guardian Funds
Commerce Court West
Suite 4100
Toronto, Ontario Canada
M5L 1E8

Harris Investment Management, Inc.
190 South LaSalle Street
P.O. Box 755
Chicago, Ill 60690

BMO Trust Company
302 Bay Street
7th Floor
Toronto, Ontario Canada
M5X 1A1

BMO Investments, Inc
302 Bay Street
10th Floor
Toronto, Ontario Canada
M5X 1A1

BMO Mutual Funds
302 Bay Street
10th Floor
Toronto, Ontario, Canada
M5X 1A1

BMO Capital Markets Corp
3 Times Square
28th Floor
New York, N.Y. 10036

BMO Nesbitt Burns Trading Corp, S.A.
3 Times Square
28th Floor
New York, N.Y. 10036

Sullivan Bruyette Speros & Blaney
8444 Wstpark Drive
Suite 610
McLean Va. 22102

BMO Financial Products Corp
3 Times Square
28th Floor
New York, New York 10036

Bank of Montreal Securities Canada, Inc
One First Canadian Place
3rd Floor
Toronto, Ontario, Canada
M5X 1A1

BMO Nesbitt Burns Corporation Ltd.
One First Canadian Place
4th Floor
Toronto, ontario, Canada
M5X 1H3

BMO Nesbitt Burns Equity Partners Inc.
100 King Street West
One First Canadian Place
6th Floor
Toronto, Ontario, Canada M5X 1H3

Harris Investor Services
311 W. Monroe Street
Chicago, Ill 60603

Bank of Montreal Holdings Inc.
350 7th Avenue S.W.
Calgary, Alberta , Canada
T2P 3N9

Stoker Ostler Wealth Advisors
400 North Scottsdale Road
Suite 2600
Scottsdale, Arizona 85251

Marshall & Ilsley Trust Company NA
111 E Kilbourn Avenue
Milwaukee, Wi 53202-6633

M&I Investment management Corp
111 E Kilbourn Avenue
Milwaukee, Wi 53202-6633

North Star Trust Company
500 W Madison St #3150
Chicago, Il 60661-4580

Taplin, Canida & Hacht, LLC
1001 Brickell Bay Drive, Suite 2100
Miami, Fl 33131-4940

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1A1

Item 8. Identification and Classification of Members of the Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2012

BMO FINANCIAL CORP.


BY:  (Terry Jenkins)
      Terry Jenkins
      SVP & Head of Private Bank US

Schedule 13G
Exhibit 1

BMO Nesbitt Burns Trading Corp S.A. is a wholly owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

BMO Nesbitt Burns, Inc. is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited, which is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited, which is a wholly-owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

Jones Heward Funds are Canadian mutual funds advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of BMO Nesbitt Burns Inc. and the Bank of Montreal.

The Pension Fund Society of the Bank of Montreal is a Canadian pension fund advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of Nesbitt Burns Inc. and the Bank of Montreal.

BMO Guardian Funds is a wholly-owned subsidiary of Bank of Montreal.

First Canadian Mutual Funds are Canadian mutual funds advised and managed by Jones Heward Investment Counsel, BMO Harris Investment
Management Inc, and First Canadian Funds Inc., which are wholly-owned direct or indirect subsidiaries of Bank of Montreal.

Jones Heward Investment Counsel is a wholly-owned subsidiary of BMO Harris Investment Management Inc, which is a wholly-owned subsidiary of Jones Heward Investments Inc., which is a wholly-owned subsidiary of Bank of Montreal and Nesbitt Burns Inc.

Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, BMO Nesbitt Burns Corporation Limited, BMO Nesbitt Burns Inc., Jones Heward Funds, The Pension Society of the Bank of Montreal, First Canadian Funds Inc., First Canadian Mutual Funds, Jones Heward Investment Counsel Inc., Jones Heward Investment Management Inc., Jones Heward Investments
Inc., BMO Nesbitt Burns Trading Corp, S.A., HIM first Canadian funds, BMO Financial, Inc, and BMO Guardian Funds,agree to this filing of Schedule 13G by Harris Financial Corp.
This exhibit is submitted as proof of their agreement and authorization for Harris Financial Corp. to file on their behalf.

Dated:  January 16, 2012

BANK OF MONTREAL

BY:  (Simon Fish)
      Simon Fish
        EVP & General Counsel Legal & Financial

BANK OF MONTREAL HOLDING INC.

BY:  (Chris Begy)
      Chris Begy
     Vice President, Chief Accountant

BMO Financial Corp

By:  (Terry Jenkins)
      Terry Jenkins
     SVP & Head of Private Bank US

BMO Nesbitt Burns, Inc

By:  (Robert Allair)
      Robert Allair
     Vice President and Managing director

Jones Heward Investments, Inc.

By:  (Barry Cooper)
      Barry Cooper
     President & CEO

BMO Harris Investment Management Inc.

By:  (Yannick Archambault)
      Yannick Archambault
     VP & National Director

Jones Heward Investment Counsel Inc.

By:   (Dirk McRobb)
       Dirk McRobb
      SVP, Chief Administrative Officer, Chief Compliance Officer

BMO Investorline Inc.

By:   (Tom Flanagan)
       Tom Flanagan
      President and CEO

The Pension Fund Society of the Bank of Montreal

By:   (Claire Kyle)
       Claire Kyle
      Director

BMO Guardian Funds

By:   (Stuart Freeman)
       Stuart Freeman
      Chief Financial Officer

Harris Investment Management Inc.

By:   (Barry McInerney)
       Barry McInerney
       President & CEO

BMO Trust Company

By:   (Carol Neal)
       Carol Neal
      Chief Financial Officer

BMO Investments, Inc

By:   (Ed Legzdins)
       Ed Legzdins
      President and CEO

BMO Capital Markets Corp

By:   (Ivan Gerstein)
       Ivan Gerstein
      VP - IBG Finance

BMO Nesbitt Burns Trading Corp, S.A.

By:   (Ivan Gerstein)
       Ivan Gerstein
      VP - IBG Finance

Sullivan Bruyette Speros & Blaney

By:   (Greg Sullivan)
       Greg Sullivan
      Managing Director

Bank of Montreal Securities Canada Ltd.

By:   (Pierre Greffe)
       Pierre Greffe
       Executive Vice President - Finance

BMO Nesbitt Burns Corporation Ltd.

By:   (Robert Allair)
       Robert Allair
       Vice president & Managing Director

BMO Nesbitt Burns Equity Partners Inc.

By:   (Brian Staffen)
       Brian Staffen
       CFO

BMO Mutual Funds

By:   (Ed Legzdins)
       Ed Legzdins
       President

BMO Financial Products Corp

By:   (Ivan Gerstein)
       Ivan Gerstein
       VP - IBG finance

Harris Investor Services

By:   (Michael Miroballi)
       Michael Miroballi
       President & COO

Stoker Ostler Wealth Advisors

By:   (Greg D. Ostler)
       Greg D. Ostler
       Managing Director

Lloyd George Management (BVI) ltd

By:   (Ellie Wong)
       Ellie Wong
       Manager

Marshall & Ilsley Trust Company N A

By:   (M. Gayle Robinson)
       M. Gayle Robinson
       Senior Vice president

M&I Investment Management Corp

By:   (Angela Palmer)
       Angela Palmer
       Vice President

North Star Trust Company

By:   (M. Gayle Robinson)
       M. Gayle Robinson
       Senior vice President

Taplin, Canida & Habacht, LLC

By:   (Tere Alvarez Canida)
       Tere Alvarez Canida
       President

Schedule 13G
Exhibit 2

This Schedule is being filed by BMO Financial Corporation, its parent company, Bank of Montreal.